FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Brown Richard L.	2. Issuer Name and Tickler or Trading Symbol NIC Inc. (EGOV)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Executive Vice President – Technology and Solutions
(Last) (First) (Middle) 9715 State Road 39 North	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 3-31-03			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(Street) Rossville, IN 46065								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03-31-03	N/A	J		2,016(8)	A	$1.4875	2,046	D
Common Stock

								14,947	I	(1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
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FORM 4 (continued) (Richard L. Brown)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$1.44							(2)	01/04/03	common stock	39,274			D
Employee Stock Option (right to buy)	$14.36							08/03/99	08/03/03	common stock	2,700			D
Employee Stock Option (right to buy)	$32.875							(3)	01/04/04	common stock	2,479			D
Employee Stock Option (right to buy)	$32.875							01/04/00	01/04/04	common stock	221			D
Employee Stock Option (right to buy)	$10.375							(3)	05/22/10	common stock	7,000			D
Employee Stock Option (right to buy)	$2.219							(4)	12/18/05	common stock	10,000			D
Employee Stock Option (right to buy)	$2.10							(5)	06/25/06	common stock	5,000			D
Employee Stock Option (right to buy)	$1.67							(6)	07/23/05	common stock	15,000			D

Explanation of Responses:

(1)  These shares are held directly by the National Information Consortium Voting Trust, for which Messrs. Jeffery S. Fraser and Ross C. Hartley act as trustees, for the benefit of Mr. Brown as a direct beneficiary of the trust.
(3)  The option vests in three equal annual installments beginning on January 4, 2000.
(4)  The option vests in four equal annual installments beginning on May 22, 2000.
(5)  The option vests in four equal annual installments beginning on December 18, 2000.
(6)  The option vests in four equal annual installments beginning on June 25, 2001.
(7)  The option vests in four equal annual installments beginning on July 23, 2002.
(8)  Represents shares acquired under the issuer’s Employee Stock Purchase Plan.

		/s/ Richard L. Brown	04-02-03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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